

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Gregory Hauw
Chief Executive Officer
Ohanae, Inc.
54 W 40th Street
New York, NY 10018

>   **Re: Ohanae, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed December 21, 2022**
>   **File No. 024-11927**

Dear Gregory Hauw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

Amendment No. 3 to Form 1-A filed December 21, 2022

Risk Factors, page 6

1.   To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

2.   Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

3. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

4. Describe any material risks related to safeguarding your, your affiliates', or your customers' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

5. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

6. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

    • Risk from depreciation in your stock price.
    • Risk of loss of customer demand for your products and services.
    • Financing risk, including equity and debt financing.
    • Risk of increased losses or impairments in your investments or other assets.
    • Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
    • Risks from price declines or price volatility of crypto assets.

General

7. We note your response to prior comment 3. Please describe in greater detail the mechanics of how the AMM will operate, including whether third parties will be able to participate, and disclose the risks to Ohanae Securities arising from the operation of the AMM, in particular the risks associated with its staking of equity tokens underlying the AMM.

8. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, including any material impact from the price volatility of crypto assets.

     You may contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc: Jeanne Campanelli